1835

02047116

RECEIVED JUL 31 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

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333-14194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7-1-02

For the month of July 2002

TMM Group

(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________ .]

PROCESSED AUG 06 2002 THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date July 30, 2002

By ________________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

WM

CONTENTS

1. Grupo TMM, S.A. de C.V. press release, dated July 26, 2002.

2. Grupo TMM, S.A. de C.V. Second Quarter 2002 Conference Call Notice.

3. Grupo TMM, S.A. de C.V. press release, dated July 26, 2002, describing operational results for both Grupo TMM, S.A. de C.V. and Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM, S.A. de C.V.") for the Second Quarter of 2002 and First Six Months of 2002.

4. Grupo TFM, S.A. de C.V. Second Quarter 2002 Report.

5. Grupo TMM, S.A. de C.V. press release, dated July 30, 2002.

This Form 6-K and the information contained herein is hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

Grupo TMM

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
FRIDAY, JULY 26, 2002

GRUPO TMM SETS DATE FOR SPECIAL MEETING FOR RECLASSIFICATION OF SHARES

Mexico City, July 26, 2002 - Grupo TMM (NYSE: TMM and TMM/L), announced today that a special meeting of shareholders will be held on August 28, 2002, to vote on the proposed reclassification of the company's shares. If the reclassification is approved by the shareholders, each of the company's Series "L" shares will be exchanged for Series "A" shares, on a one-for-one basis. The meeting is scheduled to commence at 5:00 p.m. at the company's offices in Mexico City. ADS Shareholders of record as of the close of business on July 10, 2002, will be entitled to vote at the special meeting.

An Information Statement for this meeting will be mailed on or about August 1, 2002, to shareholders of record on July 10, 2002. Printed copies of the information statement can also be obtained without charge by directing a request to Dresner Corporate Services, 20 North Clark Street, Suite 3550, Chicago, Illinois 60602, Attention: Kristine Walczak, or at email address kwalczak@dresnerco.com.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.

Grupo TMM

CONFERENCE CALL NOTICE

Grupo TMM, S.A. de C.V.

(NYSE: TMM and TMM/L)

will host a live Internet slide presentation and conference call to provide investors a review of **second-quarter earnings** and a **corporate update** on:

Monday, July 29, 2002 at:
11:00 a.m. Eastern, 10:00 a.m. Central, 9:00 a.m. Mountain, 8:00 a.m. Pacific

TO PARTICIPATE: Please dial:

800-218-9073 or 303-262-2130

(domestic) (international)

at least 5 minutes prior to the start of the call
or to access the call and slides on the Internet, please go to
http://www.firstcallevents.com/service/ajwz361667702gf12.html

REPLAY: If you are unable to participate on the call, a replay will be available through August 5 at 11:59 p.m. EST by dialing 800-405-2236 or 303-590-3000 and enter conference ID 484290

RSVP: To assist us in planning for the call, we would greatly appreciate if you would RSVP.

☐ Yes, I plan to participate in the 2Q call.

EMAIL OR FAX LIST: Please indicate your preference for future distribution of press releases and conference call notices:

- ☐ Keep me on the fax list. My fax number is provided below.
- ☐ I'd rather receive everything by email. My email address is provided below.
- ☐ I want to be on the fax list AND the email list. My information is below.
- ☐ I don't want to be on either list going forward.

Name: ______________________________ Firm: ______________________________

Fax: ______________________________ Email: ______________________________

Please fax back to Lauren Kitterman at 312-726-3979 or e-mail to lkitterman@dresnerco.com

Grupo TMM

COMPANY CONTACT:
Javier Segovia, President
Jacinto Marina, CFO-Grupo TMM
011-525-55-629-8866
Mario Mohar, President-TFM
011-525-55-447-5811
Brad Skinner, Investor Relations
011-525-629-8725

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (inquiries, analysts, media)
(kwalczak@dresnerco.com)
312-726-3600

FOR IMMEDIATE RELEASE
FRIDAY, JULY 26, 2002

GRUPO TMM REPORTS IMPROVED REVENUE IN THE SECOND QUARTER AND FIRST SIX MONTHS

TFM, Ports and Terminals, Specialized Maritime and Logistics See Improved Revenues

Mexico City, July 26, 2002 -Grupo TMM, S.A. de C.V. (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico's busiest railway, TFM, reported second quarter 2002 revenues from consolidated operations of $261.9 million, compared to $253.7 million for the same period of 2001, an increase of 3.2 percent. Consolidated EBITDA (Earnings Before Income, Taxes and Depreciation) was $83.1 million for the quarter, compared to EBITDA of $80.2 million in the second quarter of 2001, a 3.6 percent increase.

Grupo TMM's consolidated second quarter 2002 operating income increased $2.5 million, quarter-over-quarter, from $53.0 million in 2001 to $55.5 million in 2002. Net income for the quarter decreased $6.1 million from last year's results, from $2.5 million in 2001 to $(3.6) million in 2002. This quarterly decrease was primarily affected by a devaluation of the peso, which impacted both revenues on a monthly basis and receivables in the form of exchange loss during the quarter, amounting to $12.4 million.

Grupo TMM reported revenues from unconsolidated operations of $80.5 million for the second quarter of 2002, compared to $69.8 million for the same period of 2001, an increase of 15.3 percent. (Unconsolidated Grupo TMM includes its Specialized Maritime, Logistics, Port and Terminal operations and now excludes Mex Rail statistics.) Unconsolidated EBITDA was $14.7 million for the quarter, compared to $16.7 million (excluding Mex Rail) in the second quarter of 2001, a 12 percent decrease. The revenue increases noted above reflect supply ship contract growth in Specialized Maritime (17 percent), port services expansion (8.5 percent) and new logistics product offerings (19 percent) at the border and within Mexico.

-more-

Grupo TMM's unconsolidated second quarter 2002 operating profit decreased $1.3 million, quarter-over-quarter, from $9.5 million in 2001 to $8.2 million in 2002. Net income for the quarter decreased $6.1 million from last year's results, from $2.5 million in 2001 to $(3.6) million in 2002. The decrease in operating profit quarter-over-quarter was impacted by a reduction in port storage revenue, as the Manzanillo port became more tied to transpacific shipments and less tied to South American destinations, which traditionally required more storage; an increase in costs at ports to prepare for contract volume expansion announced in May at Manzanillo and an increase in costs for logistics product offerings as revenues continue to increase.

First Six Months Results

Grupo TMM reported revenues from consolidated operations of $505.6 million in the first six months of 2002, compared to $491.4 million for the same period of 2001, an increase of 2.9 percent. Consolidated EBITDA was $152.8 million for the period, compared to EBITDA of $145.4 million in the same period of 2001, a 5.1 percent increase.

Grupo TMM's consolidated operating income during the first half of 2002 increased $5.6 million quarter-over-quarter, from $91.7 million in 2001 to $97.3 million in 2002. Net income for the first half of the year increased $1.4 million from last year's results, from $7.0 million in 2001 to $8.4 million in 2002. The first six months of 2002 were impacted by a one-time gain on the sale of Mex Rail and Tex Mex to TFM.

Grupo TMM reported revenues from unconsolidated operations of $170.1 million (excludes Mex Rail) for the first six months of 2002, compared to $138.3 million for the same period of 2001, an increase of 23 percent. Unconsolidated EBITDA was $27.4 million for the period, compared to $30 million in the first half of 2001, a 8.7 percent decrease. First half results reflect clear improvement in Grupo TMM's revenues not related to its rail investments.

As compared with 2001, Grupo TMM's unconsolidated operating profit decreased $2.3 million in the first six months of 2002, from $16.6 million in 2001, to $14.3 million in 2002. Net income for the period increased $1.4 million from last year's results, from $7.0 million in 2001 to $8.4 million in 2002. As noted earlier, the first six months of 2002 were impacted by a one-time gain on the sale of Mex Rail and Tex Mex to TFM.

Share Reclassification

A special shareholders meeting to receive consent for the reclassification of the two classes of stock will be held on August 28, 2002. If the share reclassification is approved by the shareholders, the conversion should become effective during the first few days of September 2002. The conversion ratio is one for one.

Additional Equity at TFM

The company also reported that during the quarter, TFM has exercised a call option to purchase an additional 24.6 percent of equity interest in Grupo TFM from the Mexican government. The company anticipates the transaction to close by the end of July.

Business Outlook

Jose Serrano, chairman of Grupo TMM, said, "As we have said in the past, strengthening the balance sheet and matching financial capabilities with the opportunities in our various operations is a top priority. Once we do that, TMM's stock will become a currency that reflects the economic potential of these franchises. To that end, we placed a convertible issue during the quarter, which reduced our commercial paper obligations, extended the debt maturity profile of the company and raised the liquidity necessary to address the 2003 obligation. The convertible gives us flexibility to repay the issue in stock or cash, based upon management's view of market conditions. To this point, we have repaid the issue in cash due to the depressed price of our stock and will continue to pay cash going forward, as long the stock price remains depressed.

"We had multiple financing issues to accomplish for TMM and TFM during the first half of this year, such as raising capital to exercise the call option on the government's stake at Grupo TFM, extending the maturities of TFM's commercial paper, which we anticipate will be completed by mid August, receiving additional commitments to increase TMM's securitization program and addressing TMM's debt maturity profile at a reasonable cost far in advance of maturities. The above actions demonstrate that TMM is committed to improving its balance sheet and will allow us to build a solid financial base to produce the capital that will be needed to fund our growth.

"We have transformed this company from a container shipping liner business to an integrated logistics company in a very short time, and we remain confident that the asset-based franchises we have built and developed will fulfill the vision we have described to our investors," Serrano concluded. "The continued growth of our assets and customer base, and the resulting improved revenue base in this difficult economic environment, emphasizes that we are continuing to make solid progress in building the fundamental value of the company. The assets we possess are priceless, irreplaceable, produce exceptional cashflow and serve as the ultimate security for TMM's financial obligations and its future interest as an investment. We continue to assure the fulfillment of the company's financial commitments, as our asset values far exceed the financial commitments and equity value that we experience today."

Javier Segovia, president of Grupo TMM, commented, "There are several key measures we are taking in the second half of 2002 that will fulfill many of the commitments we made to our investors in the beginning of the year. These measures will focus on shareholder interests, mitigating financial risk without extraordinary events, pursuing the VAT settlement and pursuing PEMEX opportunities.

"We expect that the remainder of the year will continue to show revenue growth not only at Ports, Specialized Maritime and Logistics, but at TFM, as the ground work has been laid with PEMEX, automotive and intermodal customers to rapidly expand their market share. These revenue enhancements, joined with continued cost reductions, lead us to believe that our 2002 outlook remains stable."

2002 OUTLOOK

The company anticipates Grupo TMM to reach a consolidated EBITDA of approximately $345 million in 2002 and a consolidated operating profit of approximately $240 million. In addition, corporate overhead and interest charges are projected to continue to decline compared with 2001. All projections include consolidated financials from TFM.

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CONSOLIDATED GRUPO TMM*

All numbers in thousands

Grupo TMM - Second Quarter 2002 vs. 2001

Second Quarter 2002

Revenue	173,507	12,805	28,099	32,508	19,973	(4,990)	261,902
Costs	126,292	12,043	17,338	27,127	17,833	(4,980)	195,653
Gross Result		762	10,761	5,381	2,140	(10)	n.a.
Gross Margin		6.0%	38.3%	16.6%	10.7%	(0.2%)	n.a.
SG & A (Estimate)		661	2,115	2,466	1,385	4,120	10,747
Operating Results	47,215	101	8,646	2,915	755	(4,130)	55,502
Operating Margin	27.2%	0.8%	30.8%	9.0%	3.8%		21.2%

Second Quarter 2001

Revenue	171,862	14,530	25,891	27,820	16,797	(3,242)	253,658
Costs	128,287	13,897	12,540	23,289	13,582	(3,234)	188,361
Gross Result		633	13,351	4,531	3,215	(8)	n.a.
Gross Margin		4.4%	51.6%	16.3%	19.1%	(0.2%)	n.a.
SG & A (Estimate)		1,150	2,689	2,582	1,891	3,955	12,266
Operating Results	43,575	(517)	10,663	1,949	1,324	(3,963)	53,031
Operating Margin	25.4%	(3.6)%	41.2%	7.0%	7.9%		20.9%

Grupo TMM - First Six Months 2002 vs. 2001

First Six Months 2002

Revenue	330,979	26,116	52,290	65,645	39,081	(8,561)	505,550
Costs	248,029	23,989	33,876	54,146	34,599	(8,446)	386,193
Gross Result		2,127	18,414	11,499	4,482	(115)	n.a.
Gross Margin		8.1%	35.2%	17.5%	11.5%	(1.3%)	n.a.
SG & A (Estimate)		1,834	4,229	4,733	2,658	8,569	22,023
Operating Results	82,950	293	14,185	6,766	1,824	(8,684)	97,334
Operating Margin	25.1%	1.1%	27.1%	10.3%	4.7%		19.3%

First Six Months 2001

Revenue	327,947	29,144	49,024	57,776	32,872	(5,321)	491,442
Costs	252,814	27,865	25,012	50,057	24,589	(5,335)	375,002
Gross Result		1,279	24,012	7,719	8,283	14	n.a.
Gross Margin		4.4%	49.0%	13.4%	25.2%	0.3%	n.a.
SG & A (Estimate)		2,356	5,379	5,170	3,759	8,060	24,724
Operating Results	75,133	(1,077)	18,633	2,549	4,524	(8,046)	91,717
Operating Margin	22.9%	(3.7)%	38.0%	4.4%	13.8%		18.7%

FIRST SIX MONTHS ACCOMPLISHMENTS POSITION GRUPO TMM FOR GROWTH AND IMPROVING CASH RETURNS

- Grupo TMM agreed with Kansas City Southern to sell Mex Rail and Tex Mex to TFM. The two companies are working together to better coordinate TFM's shipments over the two lines.

- A proposed rail merger between Ferro Sur and Ferro Mex was defeated.

- TFM has broken ground in Toluca for a new 80-acre auto-mixing center, which will change the face of automotive transportation in Mexico, both in-bound and out-bound. Phase I is expected to be completed in late 2002, and the entire facility by early 2003. This facility, which will include an automotive terminal yard, intermodal terminal, integrated logistics center and materials warehouse, will be used by most major automotive manufacturers, including Chrysler, General Motors, Nissan, Toyota, BMW and Peugeot.

- Ports and Terminals signed a contract with Mediterranean Shipping and extended relationships with CP Ships, APL and Maersk to increase volume by at least 66 percent over the next 18 months. A major expansion of the port at Manzanillo, now approved by the government, will double capacity by the end of 2003.

- TFM initiated a new four-year program with PEMEX to ship oil related products, representing $30 million per year of additional revenue, beginning in the second half of 2002. TFM is upgrading PEMEX rail facilities to handle these products.

- TFM exercised the call to acquire an additional 24.6 percent of Grupo TFM equity from the Mexican government.

- Grupo TMM raised $32.5 million through a non-mandatory convertible note offering, which allowed the company to eliminate $32.5 million of its outstanding commercial paper. The note is being repaid in cash, but can be repaid in stock, depending on market conditions.

- Grupo TMM has received a $20 million commitment to increase its securitization of receivables program, allowing the company to raise additional liquidity.

- Grupo TMM has set a date for a special shareholder meeting to approve the reclassification of its share classes.

Segment Results

Grupo TMM's Mexican-based business components include: 1) multi-modal logistics facilities throughout the country; 2) the TFM Railroad; 3) the Texas Mexican Railway; 4) ownership and management of key Mexican port facilities; 5) diverse trucking operations; 6) a specialized marine transport division and 7) the continuation of alliances with leading transportation and distribution companies. These units collectively allow Grupo TMM to continue to market a full range of non-owned alliance assets.

Grupo TFM

TFM's carload volume for the second quarter of 2002 increased by 8.3 percent, and net revenue increased by 1 percent, or $1.6 million over the same period of last year. Revenue was affected by mix and length of haul changes. TFM attained EBITDA of $67.9 million for the quarter, and operating profit increased 8.4 percent in the quarter versus 2001. The quarter produced an operating ratio of 72.8 percent (operating margin of 27.2 percent), an improvement of 1.8 percentage points compared to the second quarter of 2001.

During the quarter at TFM, revenues by division were as follows: chemicals increased by 17 percent; automotive increased by 2 percent; agroindustrial declined by 13 percent, due to a record grain harvest in northwestern Mexico which reduced the need for imports; industrials declined by 8 percent; cement and minerals increased by 11 percent and intermodal increased by 13 percent. Intermodal, which now receives 79 percent of its volume from the automotive segment, continued to grow from all types of truck to rail conversions, allowing for expansion of this segment.

TFM's net revenue increased $3.0 million in the first six months of 2002 over the same period of last year, and EBITDA of $125.4 million in the period was 98.2 percent of plan for the first half of the year. Operating profit increased 10.5 percent in the period versus 2001. The first six months produced an operating ratio of 74.9 percent (operating margin of 25.1 percent), an improvement of 2.2 percentage points compared to the same period of 2001.

Because of improving volume, expected recovery of the Mexican economy, foreign trade growth and continued cost reductions, TFM continued to affirm its EBITDA target of $280 million and an operating ratio for the year in the low 70's.

TexMex

In the second quarter of 2002, the railroad's net revenue decreased 11.9 percent over the same period of last year. Operating profit increased, however, by $618,000 in the quarter versus 2001. The quarter produced a positive operating ratio, an improvement of 4.4 percentage points compared to the second quarter of 2001. Most significantly, costs at TexMex have been reduced by $4.7 million since last year, or 15.4 percent of costs. EBITDA for the quarter was $533,000.

In the first half of 2002, the railroad's net revenue decreased 10.4 percent over the same period of last year. Operating profit turned to a profit position, an improvement of 4.8 percentage points in operating ratio compared to the same period of 2001. EBITDA for the first six months was $1.3 million, an improvement of $1 million over the same period last year.

Ports and Terminals

The division's revenues grew 8.5 percent in the second quarter of 2002 compared to 2001, in spite of a corridor mix change, which reduced storage revenue. Due to recently signed customer agreements and governmental approval of port facilities in Manzanillo, the division has increased expenditures in the first half of 2002 to prepare for this volume growth. In the second quarter, the division further reduced SG&A by an annual run rate of $500,000 at Mexico City corporate headquarters.

Grupo TMM believes that port and terminal volume will expand, as the current Manzanillo terminal is operating at 95 percent of capacity. Within the year, construction of the yard for the

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new berth should be completed. Additionally, the division reported an overall increase in the number of containers moved per crane, per hour, of 25 percent. Finally, passenger activity at Cozumel and Progreso for the first six months increased 67 percent compared to the same period of last year.

Specialized Maritime

In its Specialized Maritime division, the company reported that the application of the new Mexican Maritime law, which gives preference to Mexican owned, Mexican flagged vessels, and the elimination of previously unprofitable car carrier and bulk routes in 2001, produced an increase of 52.6 percent in operating profit in the second quarter, to $2.9 million in 2002, from $1.9 million in 2001. For the first six months of 2002, the division produced an increase of 172 percent in operating profit over the same period of 2001, to $6.8 million from $2.5 million.

Supply ship revenue in the second quarter of 2002 increased 80.1 percent compared to the same period of 2001, indicative of the development of PEMEX oil production. Additionally, tugboat revenue continues to grow and remains highly profitable. Finally, the company has renewed two of its three oil tanker contracts with PEMEX and should renew the third vessel in the near term.

Logistics

The company reported an increase in revenue for its logistics division of 19 percent, or $3.2 million, in the second quarter of 2002 compared to the same period in 2001, due to new logistical products at the border and within Mexico. Operating profit in the quarter decreased due to extraordinary costs in maintenance and leasing of equipment. In the first six months of 2002, revenue increased 18.8 percent, or $6.2 million, compared to the same period in 2001.

Grupo TMM will broadcast its second quarter conference call and presentation for investors over the Internet at http://www.firstcallevents.com/service/ajwz361667702gf12.html on Monday, July 29, 2002, at 11:00 a.m. EDT. To listen to the live call, please go to the site early to register, download and install any necessary audio software, or dial 800-218-9073 (domestic) or 303-262-2130 (international). A replay will also be available for 90 days after the conclusion of the call at this web site.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company's management, as well as on assumptions made by and information currently available to the company at the time such statements were made. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. - Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risk factors and additional information are included in the company's reports on Forms 6K and 20-F on file with the Securities and Exchange Commission.

Financial Tables to Follow…

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Grupo TMM, S.A. de C.V. and subsidiaries
* Consolidated Statement of Income
- millions of dollars -

Grupo TMM	Three months ended June, 30 2002	Three months ended June, 30 2001	Six months ended June, 30 2002	Six months ended June, 30 2001
Revenue from freight and services	261.902	253.658	505.550	491.442
Cost & expenses of operation	(172.363)	(165.760)	(339.533)	(330.005)
Depreciation & amortization of vessels and operating equipment	(23.290)	(22.601)	(46.660)	(44.997)
	66.249	65.297	119.357	116.440
Administrative expenses	(10.747)	(12.266)	(22.023)	(24.723)
Operating income	55.502	53.031	97.334	91.717
Financial (expenses) income,net	(34.967)	(32.645)	(68.262)	(66.292)
Exchange (loss) gain - Net	(12.425)	0.814	(10.917)	3.567
	(47.392)	(31.831)	(79.179)	(62.725)
Other income (expense) - Net	(1.736)	(1.206)	0.488	51.360
Income before taxes	6.374	19.994	18.643	80.352
Provision for taxes	2.833	16.059	17.262	(13.654)
Income before minority interest	9.207	36.053	35.905	66.698
Minority interest	(12.786)	(33.586)	(27.539)	(59.670)
Net income	(3.579)	2.467	8.366	7.028
Weighted average outstanding shares (millions)	56.963	56.698	56.963	56.698
Earnings per share (dollars / share)	(0.06)	0.04	0.15	0.12
Outstanding shares at end of period (millions)	56.963	56.698	56.963	56.698
Earnings per share (dollars / share)	(0.06)	0.04	0.15	0.12

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
* Consolidated Balance Sheet
- millions of dollars -

Grupo TMM

	June 30, 2002	December 31, 2001
CURRENT ASSETS		
Cash and cash equivalents	254.049	87.628
Accounts receivable		
Customers	154.556	151.610
Other accounts receivable	166.110	154.846
Prepaid expenses	38.094	42.072
Total current assets	612.809	436.156
ACCOUNTS RECEIVABLE (LONG-TERM)	82.141	81.892
VESSELS, EQUIPMENT AND PROPERTY	1,955.951	1968.289
OTHER ASSETS	125.059	99.426
DEFERRED TAXES	280.924	267.549
ASSETS OF DISCONTINUING BUSINESS	0.500	0.500
	3,057.384	2,853.812
CURRENT LIABILITIES		
Bank loans and current maturities of long term liabilities	507.734	332.957
Suppliers	42.834	77.454
Other accounts payable and accrued expenses	154.489	133.814
Total current liabilities	705.057	544.225
REVENUE AND COSTS OF VOYAGES IN PROCESS-NET	0.188	0.008
DEFERRED TAXES	24.260	28.798
CONVERTIBLE NOTES	32.500	
LONG-TERM LIABILITIES		
Bank loans and other obligations	978.411	953.171
Other long-term liabilities	77.379	61.282
Total long-term liabilities	1,055.790	1,014.453
	1,817.795	1,587.484
MINORITY INTEREST	1,058.824	1,089.397
STOCKHOLDER'S EQUITY		
Capital stock	121.158	121.158
Retained earnings	77.364	73.530
Initial translation loss	(17.757)	(17.757)
	180.765	176.931
	3,057.384	2,853.812

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
* Consolidated Statement of Cash Flow
- millions of dollars -

Grupo TMM	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
OPERATIONS				
Income before results	(3.579)	2.467	8.366	7.028
Charges (credits) to income not affecting resources:				
Depreciation & amortization	28.256	27.177	55.724	53.650
Minority interest	12.786	33.586	27.539	59.670
Results on sale of assets	(5.796)	0.008	(4.161)	(60.746)
Deferred income taxes	(3.214)	(16.807)	(17.914)	12.838
Other non-cash items	22.042	(0.666)	26.549	16.919
Total non-cash items	54.074	43.298	87.737	82.331
Changes in assets & liabilities	(68.839)	(28.477)	(59.003)	(39.696)
Total adjustments	(14.765)	14.821	28.734	42.635
Net cash (used in) provided by operating activities	(18.344)	17.288	37.100	49.663
INVESTMENT				
Proceeds from sales of assets (net)	0.498	7.761	0.900	9.217
Payments for purchases of assets	(19.814)	(23.446)	(74.172)	(50.990)
Sale of subsidiary, net of cash sold		2.440		2.440
Dividends paid to minority shareholders		(0.022)	(0.673)	(0.022)
Dividends from non-consolidates subsidiaries			1.173	
Purchase & sale of marketable securities (net)		0.275		0.275
Net cash (used in) provided by investment activities	(19.316)	(12.992)	(72.772)	(39.080)
FINANCING				
Short-term borrowings (net)	(24.608)	(1.882)	3.725	(3.668)
Principal payments under capital lease obligations	(0.034)	(0.016)	(0.406)	(4.791)
(Repurchase) sale of accounts receivable (net)	(1.070)		(1.070)	
Repayment of long-term debt	(10.248)		(10.495)	(10.981)
Proceeds from issuance of long-term debt	177.491	0.099	177.491	8.899
New capital lease obligations			0.348	2.980
Proceeds from convertible notes	32.500		32.500	
Net cash (used in) provided by financing activities	174.031	(1.799)	202.093	(7.561)
Net increase (decrease) in cash	136.371	2.497	166.421	3.022
Cash at beginning of period	117.678	87.772	87.628	87.247
Cash at end of period	254.049	90.269	254.049	90.269

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
Statement of Income (without Railroad)
- millions of dollars -

Grupo TMM

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenue from freight and services	80.488	84.299	170.080	167.464
Cost of freight and services	(59.445)	(59.147)	(128.183)	(119.425)
Depreciation of vessels and operating equipment	(2.771)	(3.430)	(6.251)	(6.732)
	18.272	21.722	35.646	41.307
Administrative expenses	(10.086)	(12.266)	(21.362)	(24.723)
Operating income	8.186	9.456	14.284	16.584
Financial (expenses) income,net	(13.787)	(11.856)	(27.092)	(23.498)
Exchange (loss) gain - Net	(0.298)	(0.296)	0.395	(0.589)
	(14.085)	(12.152)	(26.697)	(24.087)
Other income (expense) - Net	0.234	2.089	8.230	1.613
Income before taxes	(5.665)	(0.607)	(4.183)	(5.890)
Provision for taxes	3.352	(0.894)	14.717	4.291
Income before minority interest	(2.313)	(1.501)	10.534	(1.599)
Minority interest	(4.968)	(7.499)	(10.066)	(12.410)
Net income before results for investment in TFM	(7.281)	(9.000)	0.468	(14.009)
Interest in TFM	3.702	11.467	7.898	21.037
Net income	(3.579)	2.467	8.366	7.028
Weighted average outstanding shares (millions)	56.963	56.698	56.963	56.698
Earnings per share (dollars / share)	(0.06)	0.04	0.15	0.12
Outstanding shares at end of period (millions)	56.963	56.698	56.963	56.698
Earnings per share (dollars / share)	(0.06)	0.04	0.15	0.12

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
Balance Sheet (without Railroad)
- millions of dollars -

Grupo TMM	June 30, 2002	December 31, 2001
CURRENT ASSETS		
Cash and cash equivalents	30.813	34.842
Accounts receivable		
Customers	54.219	63.837
Other accounts receivable	77.984	76.357
Prepaid expenses	9.746	10.165
Total current assets	172.762	185.201
VESSELS, EQUIPMENT AND PROPERTY	139.250	201.566
INVESTMENT IN TFM	401.346	406.309
OTHER ASSETS	44.660	43.134
DEFERRED TAXES	144.883	134.062
ASSETS OF DISCONTINUING BUSINESS	0.500	0.500
	903.401	970.772
CURRENT LIABILITIES		
Bank loans and current maturities of long term liabilities	212.684	68.021
Suppliers	16.091	34.916
Other accounts payable and accrued expenses	106.696	135.295
Total current liabilities	335.471	238.232
REVENUE AND COSTS OF VOYAGES IN PROCESS-NET.	0.188	0.008
DEFERRED TAXES	20.933	28.798
CONVERTIBLE NOTES	32.500	
LONG-TERM LIABILITIES		
Bank loans and other obligations	202.776	380.096
Other long-term liabilities	43.526	39.123
Total long-term liabilities	246.302	419.219
	635.394	686.257
MINORITY INTEREST	87.242	107.584
STOCKHOLDER'S EQUITY		
Capital stock	121.158	121.158
Retained earnings	77.364	73.530
Initial translation loss	(17.757)	(17.757)
	180.765	176.931
	903.401	970.772

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. de C.V. and subsidiaries
Statement of Cash Flow (without Railroad)
- millions of dollars -

Grupo TMM	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
OPERATIONS				
Income before results from discontinuing business	(3.579)	2.467	8.366	7.028
Charges (credits) to income not affecting resources:				
Depreciation & amortization	6.556	6.970	13.092	13.319
Interest in TFM	(3.702)	(11.467)	(7.898)	(21.037)
Minority interest	4.968	7.499	10.066	12.410
Results on sale of assets		(0.483)	(8.209)	(0.479)
Deferred income taxes	(3.733)	0.146	(15.369)	(5.107)
Other non-cash items	1.934	2.410	3.809	4.666
Total non-cash items	6.023	5.075	(4.509)	3.772
Changes in assets & liabilities	(6.641)	(24.460)	(6.997)	(22.704)
Total adjustments	(0.618)	(19.385)	(11.506)	(18.932)
Net cash (used in) provided by operating activities	(4.197)	(16.918)	(3.140)	(11.904)
INVESTMENT				
Proceeds from sales of assets (net)	0.367	8.094	0.677	9.089
Payments for purchases of assets	(2.957)	(11.479)	(8.758)	(24.587)
Proceeds from discontinued business (net)		2.440	31.996	2.440
Dividends paid to minority shareholders		(0.022)	(0.673)	(0.022)
Dividends from non-consolidates subsidiaries			1.173	
Refound Dividends and tax to Gtfm			(20.000)	
Purchase & sale of marketable securities (net)		0.275		0.275
Net cash (used in) provided by investment activities	(2.590)	(0.692)	4.415	(12.805)
FINANCING				
Short-term borrowings (net)	(34.591)	(1.882)	(36.203)	(3.668)
Principal payments under capital lease obligations	(0.018)	(0.016)	(0.036)	(0.032)
(Repurchase) sale of accounts receivable (net)	(1.070)		(1.070)	
Repayment of long-term debt	(0.248)		(0.495)	(0.438)
Proceeds from convertible notes	32.500		32.500	
Net cash (used in) provided by financing activities	(3.427)	(1.898)	(5.304)	(4.138)
Net increase (decrease) in cash	(10.214)	(19.508)	(4.029)	(28.847)
Cash at beginning of period	41.027	44.870	34.842	54.209
Cash at end of period	30.813	25.362	30.813	25.362

* Prepared in accordance with International Accounting Standards

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COMPANY CONTACT:
Jacinto Marina, Acting CFO
011-525-55-629-8866
Mario Mohar, President-TFM
011-525-55-447-5811
Brad Skinner, Investor Relations
011-525-629-8725

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (inquiries, analysts, media)
kwalczak@dresnerco.com
312-726-3600

GRUPO TFM REPORTS OPERATIONAL RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2002

Grupo TFM's consolidated net revenues for the three months ended June 30, 2002 were $186.3 million, which represents an increase of $14.5 million, or 8.4 percent, from revenues of $171.9 million for the same period in 2001. This figure includes $12.8 million from Mexrail operations, which are consolidated for the first time with TFM in the second quarter.

Second quarter 2002 consolidated revenues were the highest recorded in any quarter during TFM's operating history despite the impact of the slowdown of the Mexican economy and foreign trade with the United States. TFM's growth in the second quarter was primarily due to revenue increases in the chemical segment, where plastics and fertilizing products were converted from truck to rail, and in spite of industry deterioration and restricted imports of grain attributed to record crops in northwest Mexico. This segment also benefited from the improvement in the use of pet coke by CEMEX. The metals and minerals and intermodal product segments also contributed to growth during the second quarter.

Consolidated operating expenses during the second quarter of 2002 increased to $139.5 million, from $128.3 million for the same period in 2001. The increase was due to the consolidation of the Mexrail operations, which represented $12.7 million of additional operating expenses during the second quarter. Without the additional expense from Mexrail, TFM's operating expenses would have decreased compared with the same period of the previous year. TFM reduced operating expenses during the second quarter as a result of various cost reductions, including decreased crewmembers in secondary lines, renegotiated agreements with suppliers and improved efficiency of operations, which contributed to reduced labor and car hire. The company also benefited from a decrease in fuel prices.

Consolidated operating profit for the second quarter of 2002 was $46.8 million, representing an increase of $3.2 million from the operating profit for the second quarter of 2001; this increase includes $0.1 million from Mexrail operations. The operating ratio (operating expenses as a percentage of revenues) for the second quarter of 2002 was 74.9 percent including Mexrail operations; the consolidated operating ratio for the second quarter of 2002 without Mexrail was 72.8 percent.

First Six Months

Consolidated net revenues for the six months ended June 30, 2002 were $343.8 million, which represents an increase of $15.8 million, or 4.8 percent, from the six months ended June 30, 2001, including the $12.8 million from Mexrail operations mentioned above. Consolidated operating expenses were $261.2 million for the period, which represents an increase of $8.4 million, or 3.3 percent, from the six months ended June 30, 2001, including the $12.7 million from Mexrail operations during the second quarter of 2002. The increase in operating expenses for the first six months of 2002 is due primarily to the consolidation of Mexrail during the second quarter of 2002.

Accordingly, consolidated operating profit for the six months ended June 30, 2002 was $82.5 million, resulting in an operating ratio of 76.0 percent. The consolidated operating ratio without Mexrail was 74.9 percent.

Financial Expenses

Net financial expenses incurred in the six months ended June 30, 2002 were $41.2 million, including $22.6 million from the amortization of discount debentures. TFM recognized an $11.3 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar during the period. Net financial expenses included $1.1 million of interest expenses from the new $180.0 million bond maturing in June 15, 2012.

Net Income

Net income for the six months ended June 30, 2002 was $20.5 million, reflecting a deferred income tax credit of $2.5 million. This credit is mainly attributable to the variation in the peso-dollar change rate used by TFM for tax purposes during this period.

EBITDA

EBITDA for the six months ended June 30, 2002 was $125.5 million, which represents an increase of $9.0 million or 7.7 percent from the first half of 2001. From this figure, Mexrail's EBITDA was $0.5 million. EBITDA margin (EBITDA as a percentage of revenues) for the six months ended June 30, 2002 was 36.5 percent.

Acquisition Of Mexrail

During March 2002, TFM acquired the Mexrail Company that includes the Texmex railroad and the Laredo railroad-bridge. The balance sheet shown in this release includes the consolidation of Mexrail into TFM.

Liquidity And Capital Resources

As of June 30, 2002, accounts receivable decreased 14.2 percent to $188.7 million, from $ 219.9 million at December 31, 2001. This decrease is a result of the recovery of a large interline account for $17.5 million, tax refunds and the reimbursement of the dividend that was declared null. Outstanding trade receivables were below 30 days, which meets TFM's objectives in the management of working capital. Accounts receivable balance includes, among other items, VAT (value-added tax) and IEPS (fuel tax) credits from ongoing business transactions. As of June 30,

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2002, accounts payable and accrued expenses were $82.8 million, a decrease of $13.3 million or 13.9 percent from December 31, 2001.

TFM made capital expenditures of $20.6 million during the second quarter of 2002. Gross capital expenditures for the first six months of 2002 were $34.2 million and were invested in the improvement of TFM lines, the addition of operating capacity, intermodal terminals and ongoing investments.

As of June 30, 2002, TFM had an outstanding net debt balance of $840.8 million, including $295 million of U.S. commercial paper, and $229.9 million of cash and cash equivalents. TFM refinanced its Senior Secured Credit Facility through a U.S. Commercial Paper Program backed by letter of credit in September 2000, resulting in a substantial reduction in debt service. During June 2002, TFM issued $180 million of 12.50 percent senior notes due 2012. The net proceeds from this new debt will be used during July 2002, to acquire the shares of Grupo TFM consisting of 24.6 percent of the total capital stock, held by Ferrocarriles Nacionales de Mexico.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income

(Amounts expressed in thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002 (1)	2001	2002 (1)	2001
Transportation revenues	186,315	$171,861	343,787	$327,946
Operating expenses	(118,977)	(109,115)	(220,825)	(214,548)
Depreciation and amortization	(20,518)	(19,171)	(40,408)	(38,265)
	(139,495)	(128,286)	(261,233)	(252,813)
Operating profit	46,820	43,575	82,554	75,133
Other (expenses) income - net	(1,488)	(3,295)	(7,260)	49,747
Financial expenses - net	(21,181)	(20,789)	(41,171)	(42,794)
Exchange profit (loss) - net	(12,127)	1,110	(11,312)	4,156
Net comprehensive financing cost	(33,308)	(19,679)	(52,483)	(38,638)
Income before taxes and minority interest	12,024	20,601	22,811	86,242
Deferred income tax	(519)	16,953	2,545	(17,945)
Income before minority interest	11,505	37,554	25,356	68,297
Minority interest	(1,888)	(7,724)	(4,823)	(13,870)
Net income for the period	$9,617	$29,830	$20,533	$54,427

(1) It includes second quarter figures of Mexrail, Inc. and Subsidiary

The consolidated financial statements were prepared in accordance with International Accounting Standards

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balance Sheet

(Amounts expressed in thousands of US dollars)
(Unaudited)

	June 30, 2002 (1)	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$229,935	$52,786
Accounts receivable - net	188,726	219,939
Materials and supplies	19,511	22,262
Other current assets	8,837	9,645
Total current assets	447,009	304,632
Due from Mexican Government - net	82,141	81,892
Concession, property and equipment - net	1,823,588	1,773,361
Other assets	76,343	11,942
Deferred income tax	132,714	133,487
Total assets	$2,561,795	$2,305,314
Liabilities and stockholders' equity		
Current liabilities		
Commercial paper and capital lease due within one year	$295,050	$264,936
Accounts payable and accrued expenses	82,794	96,125
Total current liabilities	377,844	361,061
Long-term debt and capital lease obligation	775,635	573,075
Other non-current liabilities	32,551	20,769
Total long-term liabilities	808,186	593,844
Total liabilities	1,186,030	954,905
Minority interest	396,412	391,589
Stockholders' equity		
Capital stock	807,008	807,008
Retained earnings	172,345	151,812
Total stockholders' equity	979,353	958,820
Total liabilities and stockholders' equity	$2,561,795	$2,305,314

(1) It includes Mexrail, Inc. and Subsidiary

The consolidated financial statements were prepared in accordance with International Accounting Standards. The recording of Mexrail acquisition is pending to be reviewed by the accountants.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flows

(Amounts expressed in thousands of US dollars)
(Unaudited)

	Three months ended June 31		Six months ended June 31	
	2002 (1)	2001	2002 (1)	2001
Cash flows from operating activities:				
Net income for the period	$9,617	$29,830	$20,533	$54,427
Adjustments to reconcile net income to net cash provided by operating activities :				
Depreciation and amortization	20,518	19,171	40,408	38,265
Discount on senior discount debentures	10,528	11,315	22,560	22,048
Amortization of deferred financing costs	3,462	786	4,256	1,569
Other non cash item	3,271	(7.896)	5,044	(22.670)
Changes in working capital	(51.099)	(20,420)	(25,716)	(33,159)
Total adjustments	(13,320)	2,956	46,552	6,053
Net cash provided by operating activities	(3,703)	32,786	67,085	60,480
Cash flows from investing activities:				
Investment in Mex-Rail	0	0	(64,000)	0
Acquisitions of property and equipment - net	(20,617)	(10,957)	(34,224)	(25,316)
Sale of equipment	128	77	224	128
Net cash used in investing activities	(20,489)	(10.880)	(98,000)	(25.188)
Cash flows from financing activities:				
Proceeds from (payments of) commercial paper - net	(17)	99	29,928	(1,644)
Proceeds from capital lease obligations	0	0	0	2,980
Proceeds from revolving credit facility - net	177,491	0	177,491	0
Principal payments under capital lease obligations	0	0	0	(4.759)
Net cash (used in) provided by financing activities	177,474	99	207,419	(3,423)
Increase in cash and cash equivalents	153,282	22,005	176,504	31,869
Cash and cash equivalents				
Beginning of period	76,008	42,902	52,786	33,038
End of period	$229,290	$64,907	$229,290	$64,907

(1) It includes second quarter figures of Mexrail, Inc. and Subsidiary

The consolidated financial statements were prepared in accordance with International Accounting Standards. The recording of Mexrail acquisition is pending to be reviewed by the accountants.

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

TFM

SECOND QUARTER OF OPERATIONS REPORT

June, 2002

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
AND SUBSIDIARIES ("TFM")
SECOND QUARTER 2002 REPORT
(Prepared in accordance with International Accounting Standards)

OPERATIONAL RESULTS FOR THE SECOND QUARTER OF 2002

Consolidated net revenues for the three months ended June 30 of 2002 were $186.3 million, which represents an increase of $14.5 million or 8.4% from revenues of $171.9 million for the same period in 2001, this figure includes $12.8 million from Mexrail operations which are consolidated with TFM since this second quarter for the first time. Second quarter 2002 consolidated revenues were the highest recorded in any quarter during TFM's operating history despite the impact of the slowdown of the mexican economy and foreign trade with the United.States. TFM growth in the second quarter was primarily due to revenue increases in the chemical segment where plastics and fertilizing products were converted from truck to rail avoiding negative impact in spite of the industry deterioration and restricted imports of grain attributed to record crops in North West Mexico. This segment was also benefited by the improvement in the use of pet coke by CEMEX. The metals and minerals and intermodal product segments also contributed to the growth during the second quarter.

Consolidated operating expenses during the second quarter of 2002 increased to $139.5 million from $128.3 million for the same period in 2001. The increase was due to the consolidation of the Mexrail operations, which represented $12.7 million of additional operating expenses during the second quarter; otherwise TFM operating expenses would decrease compared with the same period of the previous year. TFM was able to reduce the operating expenses during the second quarter as a result of various cost reduction actions, like decreasing crew members in secondary lines, renegotiation agreements with suppliers, and the result of more efficient and fluent operation which contributed to reduce labor and car hire. The company also benefited by the decrease in the fuel prices.

Consolidated operating profit for the second quarter of 2002 was $46.8 million, representing an increase of $3.2 million from the operating profit for the second quarter of 2001; this increase includes $0.1 million from Mexrail operations. The operating ratio (operating expenses as a percentage of revenues) for the second quarter of 2002 was 74.9% including Mexrail operations; the consolidated operating ratio for the second quarter of 2002 without Mexrail was 72.8%.

OPERATIONAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002

Consolidated net revenues for the six months ended June 30, 2002 were $343.8 million, which represents an increase of $15.8 million or 4.8% from the six months ended June 30, 2001, including the $12.8 million from Mexrail operations mentioned above. Consolidated operating expenses were $261.2 million for the six months ended June 30, 2002, which represents an increase of $8.4 million or 3.3% from the six months ended June 30, 2001, this increase included the $12.7 million from Mexrail operations during the second quarter of 2002. The increase in operating expenses for the first six months of 2002 is due primarily to the consolidation of Mexrail during the second quarter of 2002.

Accordingly, consolidated operating profit for the six months ended June 30, 2002 was $82.5 million, resulting in an operating ratio of 76.0%. The consolidated operating ratio without Mexrail was 74.9%.

FINANCIAL EXPENSES

Net financial expenses incurred in the six months ended June 30, 2002 were $41.2 million and include $22.6 million of amortization of discount debentures. TFM recognized an $11.3 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar. During this period Net financial expenses included $1.1 million of interest expenses for the new $180.0 million bond maturing in June 15, 2012.

NET INCOME

Net income for the six months ended June 30, 2002 was $20.5 million. Net income reflected a deferred income tax credit of $2.5 million. This credit is attributable mainly to the variation in the peso-dollar change rate used by TFM for tax purposes during this period.

EBITDA

EBITDA for the six months ended June 30, 2002 was $125.5 million, which represents an increase of $9.0 million or 7.7% from EBITDA for the first half of 2001, out of this figure Mexrail EBITDA was $0.5 million. EBITDA margin (EBITDA as a percentage of revenues) for the six months ended June 30, 2002 was 36.5%.

ACQUISITION OF MEXRAIL

During March 2002, TFM acquired the Mexrail Company that includes the Texmex railroad and the Laredo railroad-bridge. The balance sheet shown in this release includes the consolidation of the Mexrail into TFM.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2002, the accounts receivable balance had decreased by 14.2% to $188.7 million from $ 219.9 million at December 31, 2001 this decrease is a result mainly of the recovery of a large interline account for $17.5 million, as well as tax refunds. The balance also reflects the reimbursement of the dividend that was declared null. Outstanding trade receivables were below 30 days, which meets TFM's objectives in the management of working capital. The accounts receivable balance includes, among other items, VAT (value-added tax) and IEPS (fuel tax) credits from ongoing business transactions.

As of June 30, 2002, accounts payable and accrued expenses were $82.8 million, a decrease of $13.3 million or 13.9% from December 31, 2001.

TFM made capital expenditures of $20.6 million during the second quarter of 2002. Gross capital expenditures for the first six months of 2002 were $34.2 million invested in the improvement of TFM lines, addition of operating capacity, intermodal terminals and ongoing investments.

As of June 30, 2002, TFM had an outstanding net debt balance of $840.8 million, including $295 million of U.S. commercial paper, and $229.9 million of cash and cash equivalents. TFM refinanced its Senior Secured Credit Facility through a U.S. Commercial Paper Program backed by letter of credit in September 2000 resulting in a substantial reduction in debt service. During June 2002, TFM issued $180 million of 12.50% senior notes due 2012. The net proceeds from this new debt have been used during July 2002, to acquire the shares of Grupo Transportación Ferroviaria Mexicana consisting of 24.6% of the total capital stock, held by Ferrocarriles Nacionales de Mexico.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income

(Amounts expressed in thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002 [1]	2001	2002 [1]	2001
Transportation revenues	186,315	$171,861	343,787	$327,946
Operating expenses	(118,977)	(109,115)	(220,825)	(214,548)
Depreciation and amortization	(20,518)	(19,171)	(40,408)	(38,265)
	(139,495)	(128,286)	(261,233)	(252,813)
Operating profit	46,820	43,575	82,554	75,133
Other (expenses) income - net	(1,488)	(3,295)	(7,260)	49,747
Financial expenses - net	(21,181)	(20,789)	(41,171)	(42,794)
Exchange profit (loss) - net	(12,127)	1,110	(11,312)	4,156
Net comprehensive financing cost	(33,308)	(19,679)	(52,483)	(38,638)
Income before taxes and minority interest	12,024	20,601	22,811	86,242
Deferred income tax	(519)	16,953	2,545	(17,945)
Income before minority interest	11,505	37,554	25,356	68,297
Minority interest	(1,888)	(7,724)	(4,823)	(13,870)
Net income for the period	$9,617	$29,830	$20,533	$54,427

(1) It includes second quarter figures of Mexrail, Inc. and Subsidiary

The consolidated financial statements were prepared in accordance with International Accounting Standards

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balance Sheet

(Amounts expressed in thousands of US dollars)

(Unaudited)

	June 30, 2002 [1]	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$229,935	$52,786
Accounts receivable - net	188,726	219,939
Materials and supplies	19,511	22,262
Other current assets	8,837	9,645
Total current assets	447,009	304,632
Due from Mexican Government - net	82,141	81,892
Concession, property and equipment - net	1,823,588	1,773,361
Other assets	76,343	11,942
Deferred income tax	132,714	133,487
Total assets	$2,561,795	$2,305,314
Liabilities and stockholders' equity		
Current liabilities		
Commercial paper and capital lease due within one year	$295,050	$264,936
Accounts payable and accrued expenses	82,794	96,125
Total current liabilities	377,844	361,061
Long-term debt and capital lease obligation	775,635	573,075
Other non-current liabilities	32,551	20,769
Total long-term liabilities	808,186	593,844
Total liabilities	1,186,030	954,905
Minority interest	396,412	391,589
Stockholders' equity		
Capital stock	807,008	807,008
Retained earnings	172,345	151,812
Total stockholders' equity	979,353	958,820
Total liabilities and stockholders' equity	$2,561,795	$2,305,314

(1) It includes Mexrail, Inc. and Subsidiary

The consolidated financial statements were prepared in accordance with International Accounting Standards. The recording of Mexrail acquisition is pending to be reviewed by the accountants.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flows
(Amounts expressed in thousands of US dollars)
(Unaudited)

	Three months ended June 31		Six months ended June 31	
	2002 (1)	2001	2002 (1)	2001
Cash flows from operating activities:				
Net income for the period	$9,617	$29,830	$20,533	$54,427
Adjustments to reconcile net income to net cash provided by operating activities :				
Depreciation and amortization	20,518	19,171	40,408	38,265
Discount on senior discount debentures	10,528	11,315	22,560	22,048
Amortization of deferred financing costs	3,462	786	4,256	1,569
Other non cash item	3,271	(7,896)	5,044	(22,670)
Changes in working capital	(51,099)	(20,420)	(25,716)	(33,159)
Total adjustments	(13,320)	2,956	46,552	6,053
Net cash provided by operating activities	(3,703)	32,786	67,085	60,480
Cash flows from investing activities:				
Investment in Mex-Rail	0	0	(64,000)	0
Acquisitions of property and equipment - net	(20,617)	(10,957)	(34,224)	(25,316)
Sale of equipment	128	77	224	128
Net cash used in investing activities	(20,489)	(10,880)	(98,000)	(25,188)
Cash flows from financing activities:				
Proceeds from (payments of) commercial paper - net	(17)	99	29,928	(1,644)
Proceeds from capital lease obligations	0	0	0	2,980
Proceeds from revolving credit facility - net	177,491	0	177,491	0
Principal payments under capital lease obligations	0	0	0	(4,759)
Net cash (used in) provided by financing activities	177,474	99	207,419	(3,423)
Increase in cash and cash equivalents	153,282	22,005	176,504	31,869
Cash and cash equivalents				
Beginning of period	76,008	42,902	52,786	33,038
End of period	$229,290	$64,907	$229,290	$64,907

(1) It includes second quarter figures of Mexrail, Inc. and Subsidiary

The consolidated financial statements were prepared in accordance with International Accounting Standards. The recording of Mexrail acquisition is pending to be reviewed by the accountants.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the company's high degree of leverage and its potential need for and ability to obtain additional financing; global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S.–Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability; and changes in governmental regulation and policy. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.

INVESTOR INFORMATION

Corporate Headquarters:

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
Av. Periférico Sur No. 4829,
Col. Parques del Pedregal
México, D.F. 14010
Telephone: (525) 447-5836
Fax: (525) 447-5739
http://www.tfm.com.mx

Investor Inquiries:

Jacinto Marina
Acting Chief Financial Officer

León Ortíz
Treasurer

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

KCS COMPANY CONTACT:
Ronald Russ, Senior Vice President and Chief Financial Officer
Corporate Affairs
816-983-1702
(ronald.g.russ@kcsr.com)

FOR IMMEDIATE RELEASE
TUESDAY, JULY 30, 2002

TFM SUCCESSFULLY COMPLETES ACQUISITION OF ADDITIONAL EQUITY

Mexico City, July 30, 2002 - Grupo TMM, S.A. de C.V. ("Grupo TMM") (NYSE: TMM and TMM/L) and Kansas City Southern (NYSE: KSU), owners of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), announced that TFM S.A. de C.V. ("TFM") completed yesterday the acquisition of an additional 24.6 percent equity interest in Grupo TFM from the Mexican government.

Jose Serrano, chairman of Grupo TMM and Grupo TFM, noted, "The superb performance of TFM under private ownership is a major reason why we have been diligent in pursuing this transaction. Since the inception of TFM, we knew we would have the opportunity to acquire additional equity as part of the original privatization process. Today marks the completion of the transaction that will result in considerable accretion to Grupo TMM's shareholders. We are pleased that the financial community recognizes the significant advances of TFM since the privatization and the tremendous opportunities that lie ahead."

Javier Segovia, president of Grupo TMM commented, "As we have repeatedly assured our debt and equity holders, we have sought ways to finance the purchase of additional equity in Grupo TFM without financially over-extending Grupo TMM. We have completed this transaction without requiring additional debt or equity financing at the holding company level.

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Michael R. Haverty, chairman, president and CEO of Kansas City Southern stated, "The acquisition of the additional ownership of TFM confirms our confidence in the future of this railroad, a confidence which has been supported by Grupo TFM's excellent performance and outstanding management."

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in TFM, which operates Mexico's Northeast Rail Lines and carries over 40 percent of the country's rail cargo.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is Kansas City Southern Railway. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS's rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada, and Mexico